TOP AIR MANUFACTURING, INC.


                                   EXHIBIT 99


               CAUTIONARY STATEMENT IDENTIFYING IMPORTANT FACTORS
                  THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS
                        TO DIFFER FROM THOSE PROJECTED IN
                           FORWARD-LOOKING STATEMENTS


The following factors could affect the Company's actual results, including its revenues, expenses and net income, and could cause them to differ from any forward-looking statements made by or on behalf of the Company:

       The Company competes with a large number of other agricultural equipment manufacturers and suppliers who distribute sprayers, liquid manure equipment, grain handling equipment, weigh wagons, seed conveyors, milking parlors, feeding and forage equipment and related parts. Although the Company believes that its products are sufficiently different from other products to enable it to establish and maintain a market for such products, many of the Company's principal competitors are larger than the Company and have substantial resources. There can be no assurance that competitors will not be able to take actions, including developing new products or offering reduced pricing, which could materially adversely affect the sales revenues of the Company.

       The Company has warranted the products it manufactures to be free from defects in material and workmanship under normal use and service for a period ranging from twelve to twenty-four months after date of purchase. Although the Company carries product liability insurance and casualty insurance customary for manufacturing operations of its type, there are certain types of losses which are uninsurable or not economically insurable. There can be no guaranty against uninsured losses of any kind.

       The continued success of the Company will depend upon the efforts and abilities of certain key officers and employees, particularly Steven R. Lind, its President and Chief Executive Officer. The Company could be adversely affected if for any reason such officers and employees should no longer be active in the Company's operations. Steven R. Lind, President and Chief Executive Officer of the Company, has entered into an employment agreement with the Company.

       The Company's executive officers and directors as a group beneficially own approximately 39% of the outstanding shares of the Company's common stock. Accordingly, these officers and directors acting together have effective voting control of the Company, including the election of all of the Company's directors and on any other matter being voted on by the Company's shareholders. There are no provisions for cumulative voting by stockholders in the Company's Articles of Incorporation. These facts may tend to discourage attempts to acquire control of the Company by persons other than those holders.